Exhibit 10.46

CHINDEX MEDICAL LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE

THREE YEARS THEN ENDED

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Chindex Medical Limited

We have audited the accompanying consolidated balance sheets of Chindex Medical Limited (the Company) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chindex Medical Limited at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

March 14, 2014

CHINDEX MEDICAL LIMITED

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars except share data)

	Note	December 31, 2013	December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents		$37,108	$32,977
Restricted cash		5,836	165
Investments	5	—	2,162
Accounts receivable, less allowance for doubtful accounts of $3,016 and $2,121, respectively	6	42,313	18,981
Receivables from affiliates	20	1,974	1,386
Inventories, net	7	46,760	28,932
Deferred income taxes	16	4,217	1,762
Other current assets		6,130	4,819

Total current assets		144,338	91,184
Restricted cash		416	1,313
Investments in unconsolidated affiliate	8	—	750
Property and equipment, net	9	15,318	11,240
Noncurrent deferred income taxes	16	1,325	3
Acquired intangible assets	10	85,706	4,457
Goodwill	3	124,993	—
Prepaid land use rights and other assets	11	6,682	1,982

Total assets		$378,778	$110,929

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt	12	$91,525	$7,637
Accounts payable		14,869	11,354
Payable to affiliates	20	2,967	2,164
Accrued expenses and other current liabilities	13	28,254	18,118
Deferred revenue	14	3,438	2,461
Income taxes payable		—	1,553

Total current liabilities		141,053	43,287
Long-term debt	12	402	—
Long-term notes payable	20	87,904	—
Long-term deferred revenue	14	594	718
Long-term accrued liabilities	2	4,635	—
Long-term deferred tax liabilities	16	16,331	808

Total liabilities		250,919	44,813

Commitments and contingencies	17
Redeemable noncontrolling interests	3	10,001	—

Stockholders’ equity:
Ordinary shares, HKD$10.00 par value, 20,000,000 shares authorized, including 10,000,000 designated Class A and 10,000,000 designated Class B:	15
Ordinary Shares, Class A: 17,150,000 and 7,650,000 shares issued and outstanding at December 31, 2013 and 2012, respectively	15	22,070	9,815
Ordinary Shares, Class B: 7,350,000 shares issued and outstanding at December 31, 2013 and 2012, respectively	15	9,430	9,430
Additional paid-in capital		65,726	32,474
Retained earnings		9,552	10,938
Accumulated other comprehensive income		4,300	2,899

Total Chindex Medical Limited stockholders’ equity		111,078	65,556
Noncontrolling interests stockholders’ equity	15	6,780	560

Total stockholders’ equity		117,858	66,116

Total liabilities, redeemable noncontrolling interests and stockholders’ equity		$378,778	$110,929

The accompanying notes are an integral part of these consolidated financial statements.

CHINDEX MEDICAL LIMITED

CONSOLIDATED STATEMENTS OF NET INCOME

(in thousands of U.S. Dollars)

	Year Ended December 31,
	2013	2012	2011

Revenues	$159,275	$116,070	$126,778
Cost of revenues	(101,665)	(82,972)	(89,273)

Gross profit	57,610	33,098	37,505

Termination fee received from distributor	—	3,698	—
Selling, general and administrative expenses	(47,809)	(31,305)	(31,669)
Research and development expenses	(5,915)	(1,816)	(946)

Income from operations	3,886	3,675	4,890

Other income and (expenses)
Interest income	282	187	214
Interest expense	(2,318)	(212)	(157)
Gain on acquisition of additional equity interest in Qitian	—	125	—
Miscellaneous expense - net	(152)	(157)	—

Income before income taxes	1,698	3,618	4,947
Provision for income taxes	(1,231)	(579)	(1,594)

Net income	467	3,039	3,353

Net income attributable to noncontrolling interest stockholders	(1,853)	(22)	(15)

Net (loss) income attributable to Chindex Medical Limited stockholders	$(1,386)	$3,017	$3,338

The accompanying notes are an integral part of these consolidated financial statements.

CHINDEX MEDICAL LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. Dollars)

	Year ended December 31,
	2013	2012	2011

Net income	$467	$3,039	$3,353
Other comprehensive income, net of tax:
Foreign currency translation adjustments	1,422	209	1,741

Comprehensive Income, net of tax	$1,889	$3,248	$5,094

Comprehensive income attributable to noncontrolling interest stockholders	1,874	22	15

Comprehensive income attributable to Chindex Medical Limited stockholders	$15	$3,226	$5,079

The accompanying notes are an integral part of these consolidated financial statements.

CHINDEX MEDICAL LIMITED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2013

(in thousands of U.S. Dollars, except share data)

	Ordinary Shares		Ordinary Shares		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Noncontrolling Interests	Total	Redeemable Noncontrolling Interests
	Class A		Class B
	Shares	Amount	Shares	Amount

Balance at December 31, 2010	510	$1	490	$1	$50,795	$4,583	$956	$5,237	$61,573	$—
Net income	—	—	—	—	—	3,338	—	15	3,353	—
Other comprehensive income	—	—	—	—	—	—	1,734	7	1,741	—
Issuance of shares	7,649,490	9,814	7,349,510	9,429	(19,243)	—	—	—	—	—
Stock-based compensation	—	—		—	1,224	—	—	—	1,224	—
Acquisition of non-controlling interest in STT	—	—	—	—	(1,270)	—	—	(4,817)	(6,087)	—

Disposal of a subsidiary-Qitian	—	—	—	—	—	—	—	(297)	(297)	—

Balance at December 31, 2011	7,650,000	9,815	7,350,000	9,430	31,506	7,921	2,690	145	61,507	—

Net income	—	—	—	—	—	3,017	—	22	3,039	—
Other comprehensive income	—	—	—	—	—	—	209	—	209	—
Stock-based compensation	—	—		—	968	—	—	—	968	—
Acquisition of additional equity interest in Qitian	—	—	—	—	—	—	—	393	393	—

Balance at December 31, 2012	7,650,000	9,815	7,350,000	9,430	32,474	10,938	2,899	560	66,116	—

Net income (loss)	—	—	—	—	—	(1,386)	—	1,546	160	307
Other comprehensive income	—	—	—	—	—	—	1,401	21	1,422	—
Stock-based compensation	—	—		—	1,660	—	—	—	1,660	—
Acquisition of Alma									—	9,694
Acquisition of additional interest in Qitian					(142)			(406)	(548)	—

Contribution from noncontrolling shareholders of Sisram					2,502			5,059	7,561	—
Issuance of shares	9,500,000	12,255	—	—	29,232	—	—	—	41,487	—

Balance at December 31, 2013	17,150,000	$22,070	7,350,000	$9,430	$65,726	$9,552	$4,300	$6,780	$117,858	$10,001

The accompanying notes are an integral part of these consolidated financial statements.

CHINDEX MEDICAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)

	Year Ended December 31,
	2013	2012	2011
OPERATING ACTIVITIES
Net income	$467	$3,039	$3,353
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Gain on acquisition of additional equity interest in Qitian	—	(125)	—
Depreciation and amortization	4,482	1,274	877
Depreciation for demonstration inventory	527	402	428
Inventory provision	209	215	80
Provision for (recovery of) doubtful accounts	895	445	(29)
Write off of accounts receivable	—	167	—
Write off of inventory	109	—	—
Provision for other current assets	351	—	—
Loss on disposal of property and equipment	—	16	32
Deferred income taxes	(1,783)	(1,140)	89
Stock based compensation	1,660	968	1,224
Share of profits of unconsolidated affiliates	—	(19)	—
Imputed interest expense on notes payable	787	—	—
Changes in operating assets and liabilities, net of effects of acquisition:
Restricted cash	(4,774)	(69)	1,256
Accounts receivable	(4,434)	15,022	(2,009)
Receivables from affiliates	(588)	1,510	(2,896)
Inventories	(795)	3,715	(10,608)
Other current assets and other assets	2,650	2,295	(2,631)
Accounts payable, accrued expenses, other current liabilities and deferred revenue	(24,145)	(7,860)	6,291
Payable to affiliates	803	(14,978)	1,177
Long term accrued liabilities	479	—	—
Income taxes payable	(827)	666	220

Net cash provided by (used in) operating activities	(23,927)	5,543	(3,146)
INVESTING ACTIVITIES
Acquisition of Alma, less cash acquired	(190,962)	—	—
Acquisition of Qitian, less cash acquired	—	(187)	—
Acquisition of noncontrolling interest in Qitian	(166)	—	—
Acquisition of Laishi, less cash acquired	548	—	—
Proceeds from sale of short-term investments	2,162	—	—
Purchase of noncontrolling interest in STT	—		(6,088)
Proceeds from disposal of property and equipment	—	59	—
Reduction in cash due to Qitian deconsolidation	—	—	(29)
Deposit received from FosunPharma	—	—	20,000
Refund of deposit received from FosunPharma	—	—	(20,000)
Purchases of property and equipment	(2,221)	(525)	(2,605)

Net cash used in investing activities	(190,639)	(653)	(8,722)
FINANCING ACTIVITIES
Proceeds from debts	176,796	7,474	—
Repayment of debts	(94,591)	(2,621)	(633)
Issuance of shares	41,487	—	—
Proceeds from issuance of notes payable	94,416	—	—

Net cash provided by (used in) financing activities	218,108	4,853	(633)
Effect of foreign exchange rate changes on cash and cash equivalents	589	209	312

Net increase (decrease) in cash and cash equivalents	4,131	9,952	(12,189)
Cash and cash equivalents at beginning of year	32,977	23,025	35,214

Cash and cash equivalents at end of year	$37,108	$32,977	$23,025

Supplemental disclosures of cash flow information:
Cash paid for interest	$1,183	$174	$157
Cash paid for income taxes	$3,840	$1,053	$4,575
Non-cash investing and financing activities consist of the following:
Property and equipment additions included in accounts payable	$797	$11	$15
Interest expenses accrual in accrued expenses	$348	$38	$—
Acquisition of equity interests of Qitian and Laishi included in accrued expenses and other payables	$1,929	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

CHINDEX MEDICAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

1. BACKGROUND AND ORGANIZATION

Chindex Medical Limited (“CML” or “the Company”) is a joint venture that was formed effective at the close of business on December 31, 2010, and it commenced operations on January 1, 2011. CML was formed by Shanghai Fosun Pharmaceutical (Group) Co., Ltd. (“FosunPharma”), a leading manufacturer and distributor of western and Chinese medical devices throughout China and in export markets, and by Chindex International, Inc. (“Chindex”), an American distributor of medical products and provider of healthcare services in China. Upon formation, FosunPharma through its wholly owned subsidiary, Ample Up Limited (“Ample Up”), held a 51% controlling equity interest in CML, while Chindex held a 49% equity interest in CML.

On May 27, 2013, the Company acquired Alma Lasers, Inc. (“Alma”), a leading global medical energy-based aesthetic device manufacturer headquarted in Israel, with a comprehensive product offering and international sales network (see Note 3).

In order to help fund the acquisition by CML of its interest in Alma, FosunPharma through Ample Up invested $41,487,000 in cash into CML for additional equity in CML. Following such investment, Chindex and FosunPharma agreed that the equity interests should be adjusted to 70% for FosunPharma and 30% for Chindex.

Business

CML is focused on R&D, manufacturing and distribution of its manufactured products in global markets as well as distribution services of certain medical devices in China and Hong Kong markets.

During the three years ended December 31, 2013, the R&D and manufacturing operations of CML originating from the FosunPharma medical device companies were:

•	Shanghai Transfusion Technology (“STT”), a manufacturer and distributor of devices for the collection of blood

•	Huaiyin, a manufacturer and exporter of sutures and surgical blades

•	Foshion Dental and Fuji Dental (90%-owned), distributors and contract manufacturers of dental materials and equipment.

During the three years ended December 31, 2013, the primary distribution operations of CML in China and Hong Kong in the following areas were:

•	Robotic surgical systems and instrumentation (including the Intuitive and MAKO robotic systems)

•	Ultrasound based imaging devices (distribution of Siemens and BK Medical scanners)

•	CT based imaging devices (Neurologica mobile CT)

•	Aesthetic laser systems (distribution of Cutera and Candela products)

•	U.S. and German government backed financing packages for a variety of medical devices

For the period from May 27 through December 31 of 2013, the R&D and manufacturing of aesthetic medical devices of Alma were incorporated into CML. The Alma product offerings, which are sold directly in North America and through distributors in other global markets, incorporate light, laser, radio frequency and ultrasonic technologies in the following primary product families:

•	Accent family (body treatments)

•	Harmony family (skin and vascular treatments)

•	Soprano family (hair removal)

•	Impact family (ultrasonic skin treatments)

•	Pixel family (CO2 laser skin treatments)

•	vShape family (radiofrequency skin treatments)

In addition to the medical equipment described above, CML expects to continue to expand the breadth of its product offerings over time, by acquisitions or strategic investments, development and manufacture of new products, and additional distribution agreements.

Additional information on the organization, management, products and services of the CML operating companies is available at www.chindexmedical.com.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, revenue recognition including estimates of selling prices for allocations of multiple-deliverable contracts, allowance for doubtful accounts, useful lives of property, plant and equipment, inventory obsolescence, accrued expenses, deferred tax valuation allowances, and the valuation of the Company’s acquired tangible and intangible assets. Actual results could materially differ from those estimates.

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company does not have interests in variable interest entities. All intercompany balances and transactions are eliminated upon consolidation. Entities in which the Company has less than a 50 percent ownership interest in, or does not have a controlling financial interest, but is considered to have significant influence are accounted for using the equity method.

Foreign Currency Translation and Transactions

The Company’s subsidiaries determine their functional currencies to be the Chinese Renminbi (“RMB”), Israeli Shekels, HongKong Dollar (“HKD”) or Euros (“Euro”) based on the criteria of ASC Subtopic 830-10, Foreign Currency Matters, Overall. The Company has elected to use the US dollar (“USD”) as its reporting currency. The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated Statements of Net Income.

Cash and Cash Equivalents

The Company considers unrestricted cash on hand, deposits in banks, certificates of deposit, money market funds to be cash and cash equivalents.

Restricted Cash

Short-term and long-term restricted cash represent collateral required to be maintained pursuant to certain contractual financing arrangements the Company has entered into with certain financial institutions. Restricted cash is not immediately available to the Company to meet its liquidity requirements (see Note 12).

Accounts Receivable and Allowance for Doubtful Accounts

The Company considers many factors in assessing the collectability of its receivables due from its customers, such as age of the amounts due, the customer’s payment history, and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which collection of the amount is no longer considered probable. Accounts receivable balances are written off after all collection efforts have ceased.

Prepaid Land Use Rights

Prepaid land use rights represent amounts paid for the right to use land in the People’s Republic of China (“PRC”) and are recorded at purchase cost less accumulated amortization. Amortization is recorded on a straight-line basis over the term of the land use rights agreement.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Company’s goodwill at December 31, 2013 was related to its acquisition of Alma (Note 3). In accordance with ASC Topic 350, Goodwill and Other Intangible Assets (“ASC 350”), recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present. The Company has adopted Accounting Standards Update No. 2011-08 (“ASU 2011-08”), Intangibles—Goodwill and Others, pursuant to which the Company can elect to perform a qualitative assessment to determine whether the two-step impairment testing on goodwill is necessary.

The performance of the impairment test in accordance to ASC 350 involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is less than its carrying value, the difference is recognized an impairment loss.

In accordance with ASC 350, the Company assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. As of December 31, 2013, the Company completed its annual impairment test for goodwill using the two-step process and no impairment loss was recognized.

Indefinite-Lived Intangible Assets

Indefinite-lived intangible assets consist of acquired Alma trademark in 2013 (Note 3) and the right to use the Chindex brand name and trademarks initially recognized upon formation of CML (Note 10). The Company determined the useful lives of these assets to be indefinite for there are no legal, regulatory, contractual, competitive, economic, or other factors that would limit their useful lives to the Company. The Company evaluates the remaining useful lives of these assets each reporting period in accordance with ASC 350 to determine whether events and circumstances continue to support an indefinite useful life.

The indefinite-lived intangible assets are not amortized, but are subject to impairment testing on an annual basis or more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. The Company has adopted ASU 2011-08, pursuant to which the Company can elect to first assess qualitative factors to determine whether it is more likely than not (a likelihood of more than 50%) that the fair value of the intangible asset is less than its carrying amount. The Company elected to bypass this option and performs quantitative tests on December 31 of each year. The quantitative testing consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess. No impairment charges were recognized in each of the three years in the period ended December 31, 2013.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets or asset group including purchased intangibles with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. In our annual review or when these events occur, the Company evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows. No impairment charges were recognized in each of the three years in the period ended December 31, 2013.

Accrued Severance Pay

The Company’s liability for severance pay to its Israeli employees arising from the acquisition of Alma is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability is reflected by the accrual presented in the consolidated balance sheet and is partially funded by deposits with insurance companies. The value of these policies is recorded as a long-term asset on the Company’s consolidated balance sheet. The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies. The severance expenses pursuant to Israeli severance pay law for the period from May 27, 2013 until December 31, 2013 were $477,000. Accrued severance payable was $4,635,000 as of December 31, 2013 and presented as “Long-term accrued liabilities” in the Company’s consolidated balance sheet.

Revenue Recognition

The Company earns revenue primarily from sales of products, parts and accessories used in healthcare services and through the sales of service and warranty contracts. The Company primarily sells to end-users in China, North America and Europe and to distributors throughout the world. The Company’s customers including the distributors have no return rights. We provide installation, standard warranty, and training services for certain of our medical equipment and instrumentation sales. These services are normally viewed as perfunctory to the overall arrangement and are not accounted for separately from the equipment sale except in limited cases for certain complex surgical systems.

From time to time, the Company sells an extended warranty together with the medical equipment. The Company also sells multiple medical equipment and instrumentation and products together which are delivered over a period of time. Such arrangements are treated as multiple-element arrangements with revenue being allocated to each unit of accounting using relative fair value method in accordance with ASC Subtopic 605-25, Multiple-Element Arrangements (“ASC 605-25”). Revenue is allocated to each unit of accounting on a relative fair value basis based on a selling price hierarchy. The selling price for a deliverable is based on its vendor-specific objective evidence (“VSOE”) if available, third party evidence (“TPE”) if VSOE is not available, or best estimate of selling price (“BESP”) if neither VSOE nor TPE is available. The Company determines VSOE primarily by considering the historical analysis of stand-alone sales contract for the products where it is the vendor. The Company determines TPE primarily through use of market stand-alone selling price evidence obtained from the OEM of the products being valued. The Company determines BESP by considering multiple factors including but not limited to, competitive and market conditions, internal costs, gross margin objectives and pricing practices. After considering all of these factors, BESP is established using a cost-plus margin approach.

For each unit of accounting, the Company follows the four principles of Staff Accounting Bulletin No. 104, Revenue Recognition, when persuasive evidence of an arrangement exists, the selling price is fixed or determinable, collectability is reasonably assured and the remaining obligations are insignificant and not essential to functionality of the already delivered items. Revenue from product sales to end-users and distributors is generally recognized when the title and risk of ownership are transferred. Revenue from providing services is recognized when services are delivered. For post-sale obligations such as training and installation that are considered essential to the functionality of the equipment and not accounted for as separate units of accounting, revenue from sales of products is recognized upon the completion of such post-sale obligations.

The Company recognizes revenue upon shipment for sales to its independent third-party distributors as it has no continuing obligations subsequent to shipment, other than replacement parts warranty coverage. The distributors are responsible for all marketing, sales, installation, training, and warranty services for the products. The Company does not provide price protection or stock rotation rights to any distributors.

Costs associated with installation, training and standard warranties are accrued.

In applicable markets, the Company collects sales tax and value added taxes from its customers on all product sales for which the customer is not tax exempt and remits such taxes to the appropriate governmental authorities. The Company presents its sales tax on a net basis, and therefore, these taxes are excluded from revenue.

Additionally, the Company evaluates revenue from the sale of equipment and products in accordance with the provisions of ASC Subtopic 605-45, Principal Agent Considerations (“ASC 605-45”), to determine whether such revenue should be recognized on a gross or a net basis. Pursuant to ASC 605-45, the Company recorded the gross amount of sales as revenue because the Company is the primary obligor in the arrangement, the Company has credit and inventory risk and the Company has latitude in establishing its own selling price. In certain circumstances where the Company serves as only an agent providing logistics services, it recognizes revenue on a net basis for the related party, not the Company, is considered as the primary obligor and the Company does not have general inventory risk or latitude in determining pricing. For the years ended December 31, 2013, 2012, and 2011, the Company has recognized revenue of approximately $306,000, $357,000 and $1,826,000, respectively, on a net basis for its sales to a related party (see Note 21) as the Company is not the primary obligor in these sales arrangements.

Shipping costs charged to customers are included in revenues and the associated expense is included in cost of revenues in the consolidated Statement of Net Income. Shipping costs charged to customers are not significant for the periods presented.

Sales of medical equipment often require protracted sales efforts, long lead times, contingent on customers qualifying for suitable external financing arrangements, and other time-consuming steps. As a result of these factors impacting the timing of orders and related revenues, and therefore our operating results are expected to vary from period to period.

Deferred Revenue and Warranties

The Company provides its customers with the option to purchase an extended warranty on certain equipment that it sells. We determine the deferred revenue depending on whether the warranty is sold on a stand-alone basis or whether it is sold as part of a multiple deliverable arrangement. For stand-alone sales of an extended warranty, the deferred revenue is amortized on a straight-line basis over the warranty term. In multiple deliverable arrangements, in which a customer purchases the equipment and an extended warranty, the deferred revenue related to the warranty is determined based on relative selling prices, and the deferred revenue is amortized on the straight line basis over the extended warranty term.

Inventories

Inventories include raw materials, work in progress, and finished goods, including those purchased to fill executed sales contracts, consignments and items that were stocked for future sales, including sales demonstration units and service parts. Inventory is recorded at its actual cost when obtained, and a monthly weighted average cost method is used for inventory on hand or issued from inventory. At the end of each period, the inventory is recorded at the lower of cost or market. Inventory valuation is reviewed on a quarterly basis, and adjustments are charged to the provision for inventory, which is a component of cost of revenues. Demonstration inventories used for equipment sales under the Company’s distribution agreements in China and Hong Kong are depreciated over their useful life of five years. Demonstration inventories for direct sales operation in North America are not depreciated since the market for used demonstration inventories is active and Alma usually sells them in high gross margin.

Property and Equipment

Property and equipment are stated at historical cost. The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. Depreciation is computed on the straight line method over the estimated useful lives of the related assets. Buildings are depreciated over 40 years. Useful lives for office equipment, vehicles and furniture and fixtures range from 3 to 7 years. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the improvements or the lease term.

Property, plant and equipment that are purchased or constructed which require a period of time before the assets are ready for their intended use are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including installation costs and associated interest costs. Construction-in-progress is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use. The capitalization of interest costs, if any, commences when expenditures for the asset have been made, activities that are necessary to get the asset ready for its intended use are in progress and interest cost is being incurred. The capitalization period ends when the asset is substantially complete and ready for its intended use.

Business Combinations

The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC topic 805: Business Combinations (“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired, based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

In a business combination achieved in stages, the Company remeasures its previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Research and Development Costs

The Company’s research and development expenses consist of salaries and other personnel-related expenses, including materials used and other overhead expenses incurred in connection with the design and development of our products. The Company also expenses costs associated with pre-clinical and early clinical development directly related to bringing its products to market. The Company expenses all of its research and development costs as incurred.

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. The Company did not enter into any leases whereby it is the lessor for any of the periods presented. As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective lease terms. The Company leases office spaces and spaces for distribution and manufacturing operations under operating lease agreements. Rent holidays and escalating rent are considered in determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on a straight-line basis over the term of the lease. The Company did not entered into any capital leases.

Noncontrolling Interests

Noncontrolling interests (“NCI”) are evaluated by the Company and are shown as either a liability, temporary equity (shown between liabilities and equity) or as permanent equity depending on the nature of the redeemable features at amounts based on formulas specific to each entity. Generally, redeemable NCIs that are not mandatorily redeemable are classified outside of shareholders’ equity in the Company’s consolidated balance sheets.

Net income (loss) attributable to NCIs reflects the portion of the net income (loss) of consolidated entities applicable to the NCI shareholders in the Company’s consolidated statements of income. The net income attributable to NCIs is classified in the Company’s consolidated statements of income as part of consolidated net income and deducted from total consolidated net income to arrive at the net income attributable to the Company. For redeemable NCI classified as temporary equity, the Company first attributes net income or loss of the subsidiary and related dividends, if any, to the NCI pursuant to ASC Subtopic 810-10, Consolidation Over-all (“ASC 810-10”). After that attribution, the Company measures the redemption value at the end of each period and determines whether any further adjustments are necessary to increase the carrying value of redeemable NCI to the redemption value, if greater, with offsetting debits to retained earnings.

If a change in ownership of a consolidated subsidiary results in a loss of control or deconsolidation, any retained ownership interests are remeasured with the gain or loss reported to net earnings.

Income Taxes

The Company’s provision for income taxes is computed for each entity in the consolidated group at applicable statutory rates based upon each entity’s income or loss, giving effect to temporary and permanent differences.

In accordance with ASC topic 740, Income Taxes (“ASC 740”), provisions for income taxes are based upon earnings reported for financial statement purposes and may differ from amounts currently payable or receivable because certain amounts may be recognized for financial reporting purposes in different periods than they are for income tax purposes. Deferred income taxes result from temporary differences between the financial statement amounts of assets and liabilities and their respective tax bases. A valuation allowance reduces the net deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company recognizes, in its consolidated financial statements, the impact of a tax position if that position is not more likely than not to be sustained upon examination, based on the technical merits of the position. It is our policy to recognize interest and penalties related to income tax matters provision for income taxes.

Stock- Based Compensation

CML does not grant stock options or provide any other share-based payments to its employees. However, in cases where employees of Chindex provide services to CML, the services agreement between CML and Chindex provides that certain compensation costs (including monetary and nonmonetary) of the specific Chindex employees will be charged to CML, which will include the cost of stock-based compensation on a noncash basis, if applicable. In addition, certain former Chindex employees that are now employees of CML retained options to purchase Chindex’s common stock. These options are remeasured to fair value at each reporting date with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested awards over the vesting periods. These costs are recorded in the Company’s consolidated statement of net income as selling, general and administrative expenses with a corresponding credit to additional paid-in capital.

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts and other receivables, accounts payable, accrued expenses, other current liabilities, short-term and long-term bank borrowings, notes payable, and balances with related parties. Other than the long-term bank borrowings, notes payable to third and related parties, the carrying values of these financial instruments approximate their fair values due to their short-term maturities. The long-term bank borrowings, notes payable to third and related parties are recorded at amortized costs with carrying amounts approximate their fair values for they are accreted at interest rates that approximate market interest rates.

Comprehensive Income and Accumulated Other Comprehensive Income

Comprehensive income or loss is composed of net income and foreign currency translation adjustments that have no tax effect.

Recent Accounting Pronouncements

In February 2013, the FASB issued Accounting Standard Update No. 2013-02, Comprehensive Income (Topic 220) (“ASU 2013-02”), a new accounting standard that adds new disclosure requirements for amounts reclassified out of accumulated other comprehensive income (“AOCI”). The total changes in AOCI must be disaggregated between reclassification adjustments and current period other comprehensive income. This new standard also requires an entity to present reclassification adjustments out of AOCI either on the face of the income statement or in the notes to the financial statements based on their source and the income statement line items affected by the reclassification. This standard is effective prospectively for the Company for interim and annual periods beginning on January 1, 2013. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

In July 2013, the FASB issued Accounting Standard Update No. 2013-11, Presentation of An Unrecognized Tax Benefit When a Net Operating Loss Carryforward (“ASU 2013-11”), a Similar Tax Loss, or a Tax Credit Carryforward Existed, which intends to reduce diversity in practice by providing guidance on the presentation of unrecognized tax benefits. An entity is required to present unrecognized tax benefits as a decrease in a net operating loss, similar tax loss or tax credit carryforward if certain criteria are met. The determination of whether a deferred tax asset is available is based on the unrecognized tax benefit and the deferred tax asset that exists at the reporting date and presumes disallowance of the tax position at the reporting date. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2014, with early adoption permitted. The Company does not expect the adoption will have a material impact on its consolidated financial statements.

3. BUSINESS COMBINATIONS IN 2013

ACQUSITION OF ALMA

On May 27, 2013 (the “acquisition date”), as part of its strategy of growth through acquisition of medical device manufacturers, CML acquired 34.4% of equity interest in Alma as part of a purchase by a group of buyers for substantially all of Alma with a total acquisition price of approximately $222.96 million in cash. The buying group, which consisted of CML, Ample Up and Pramerica Fosun Fund, jointly established Sisram (See Note 15), which acquired 95.16% of outstanding common shares and voting interest of Alma. Alma is a leading global medical energy-based (including lights, laser, radio frequency and ultrasonic) device manufacturer, with a comprehensive product offering and international sales network. Alma has developed leading R&D capabilities globally in the medical and aesthetic equipment manufacturing field and established a global brand in the market segment. Ample Up has pledged its voting interest in Sisram to CML which resulted in CML holding the majority of voting interest of Alma, allowing CML to control Alma and consolidating Alma’s operation results since the acquisition date.

The Company accounted for the acquisition of Alma as a business combination in accordance with ASC 805, and allocated the purchase price to assets acquired, liabilities assumed and noncontrolling interests based on their fair values as of the acquisition date. The excess of the purchase price allocation over those fair values is recorded as goodwill, which is not tax deductible and represents the estimated future value of synergies. As of December 31, 2013, there were no changes to the recognized amount of goodwill resulting from the acquisition of Alma.

The Company recognized $1,890,000 of acquisition related costs that were expensed in the current period. These costs are included in the consolidated income statement in the line item entitled “Selling, general and administrative expenses.” The revenue and net income of Alma since the acquisition date included in the Company’s consolidated statements of income for the year ended December 31, 2013 were $53,647,000 and $2,679,000 respectively. The finalized purchase price allocations for the Alma acquisition included valuations of property and equipment and the analysis of taxes.

Purchase Price Allocation

The purchase price allocation for the acquisition of Alma Lasers is as follows (amounts in U.S. 000’s):

Cash and cash equivalents	32,002
Inventories	17,139
Accounts receivable, current portion of deferred income taxes and other current assets	27,414
Property and equipment, net	1,789
Indefinite-lived trademark (Note 10)	24,493
Customer relationships (Note 10)	39,895
Technologies (Note 10)	19,676
Noncurrent portion of deferred income taxes and other assets	4,012

Total assets acquired	166,420

Accounts payable	(17,113)
Other current liabilities	(20,603)
Deferred tax liabilities	(16,146)
Other noncurrent liabilities	(4,893)

Total liabilities assumed	(58,755)

Net assets acquired	107,665
Redeemable NCI (Note 2)	9,694
Purchase consideration	222,964

Goodwill	$124,993

Customer relationships are amortized over the estimated useful life of 14.5 years, and technology assets are amortized over the estimated useful lives from five to ten years.

The 4.84% noncontrolling interests in Alma have certain embedded “put rights” that are currently exercisable and if exercised, would require the Company to acquire the noncontrolling interests at a price based on certain multiples of EBITDA of Alma. The noncontrolling interests in Alma also have an embedded conversion right which allows the holders to convert the underlying shares of Alma into a number of Sisram’s ordinary shares as determinable according to a contractually agreed formula at any time during the period between May 27, 2013 and the fifth year anniversary of the initial public offering of Sisram’s shares (the “Conversion Period”). Such conversion right would be deemed as automatically exercised at the end of the Conversion Period had it not been already exercised by then. None of the embedded put rights or the conversion right was bifurcated and no beneficial conversion feature was recognized. The Company classified these noncontrolling interests as temporary equity and presented it between liability and equity in its consolidated balances sheets under the caption of “Redeemable noncontrolling interests”. They were initially recorded at the estimated fair value on the acquisition date. The fair value of the noncontrolling interest was estimated using the income approach. As Alma is a private company, the fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in ASC Subtopic 820-10, Fair Value Measurement (“ASC 820-10”). The fair value estimates are based on (a) a discount rate of 17%, (b) a terminal value based on long-term sustainable growth rate of 3%, and (c) adjustments because of the lack of control or lack of marketability that market participants would consider when estimating the fair value of the noncontrolling interests in Alma.

Pro Forma Information – Unaudited

The following table provides unaudited pro forma consolidated financial information of CML for the years ended December 31, 2012 and 2013 as if the acquisition of Alma had occurred at the beginning of the periods presented. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated. The pro forma adjustments are based on available information and certain assumptions the management believes to be reasonable.

(Amounts in USD 000’s)

	Year ended December 31, 2013	Year ended December 31, 2012

Revenue	$193,716	$211,820
Income before income taxes	8,075	20,575
Net income	6,705	15,798

These amounts have been calculated after applying the Company’s accounting policies and adjusting the results of Alma to reflect the recurring finance costs for additional borrowings as part the acquisition that would have been incurred and the additional depreciation and amortization that would have been charged assuming the fair value adjustments to the acquired assets had been applied on January 1, 2012, together with the consequential tax effects.

OTHER ACQUISITIONS

The Company also completed other acquisitions during 2013, each of which met the definition of a business combination and was accounted for using the acquisition method under ASC805. These acquisitions were insignificant both individually and in aggregate; therefore, neither the results of operations of acquired business nor pro forma results of the Company were presented.

4. DISTRIBUTION TERMINATION FEE

During 2011, a U.S. manufacturer of medical devices for women’s health (the “Manufacturer”), notified CML that it intended to develop its own sales force in China and would therefore terminate the existing distribution relationship with CML. As a result, during 2012, CML and the Manufacturer entered into negotiations to terminate the distributor arrangement and to arrange for CML to provide transition services that would assist the Manufacturer in assuming the existing obligations for regulatory matters, customer relationships, warranty and service obligations and related matters. The parties agreed that the termination fee would be $4,000,000 upon completion of the services by CML. On December 28, 2012, the parties agreed that the transition services requested by the Manufacturer had been completed, the closing documents were signed and the cash for the termination fee was paid by the Manufacturer to CML.

The agreements provided that CML would be paid the $4,000,000 in exchange for its transition services. The agreements also provided for a non-compete arrangement for a three-year period, beginning on December 28, 2012. The Company analyzed the agreements to consider whether the fee should be separated into two components, one for the transition services and one for the non-compete arrangement. The Company performed a valuation analysis of the covenants not to compete and concluded that the value of the non-compete agreements were de minimis due to the low probability that the Company could negotiate and implement a new distributor relationship with one of the few remaining manufacturers in the same market within the non-compete period as well as the low probability that a new and effective sales force could be developed by the Company within the non-compete period. Accordingly the entire $4,000,000 was allocated to the transition services. Since the transition services were fully performed in 2012, the entire $4,000,000 was recognized as distributor fee income in 2012. After taking into account transaction fees, the Company recognized $3,698,000 as a distribution termination fee.

5. INVESTMENTS

The Company’s short-term investments as of December 31, 2012 include available-for-sale securities at fair value of $2,162,000 of government bonds issued by M&T Bank, a large U.S. financial institution, with fixed interest rate of 0.02%. The Company’s short-term investments are recorded at fair value. Both the realized gain/loss from the sale of the securities during 2013 and the difference between fair value and amortized cost as of December 31, 2012 were de minimis.

(in thousands of U.S. Dollars)

	December 31, 2013	December 31, 2012
Current investments:
U.S. government bonds	$—	$2,162

Total current investments	$—	$2,162

6. ACCOUNTS RECEIVABLE

(in thousands of U.S. Dollars)

	December 31, 2013	December 31, 2012
Accounts receivables - commercial sales	$17,355	$19,567
Accounts receivables - government secured sales	6,018	1,535
Accounts receivables - Alma	21,956	—

Total accounts receivables	45,329	21,102
Less: Reserve for uncollectible accounts	(3,016)	(2,121)

Net accounts receivable	$42,313	$18,981

CML facilitates government-secured sales contracts to help hospitals in China finance their purchases of medical equipment. CML serves as a facilitator only, it does not borrow or loan money related to these projects and it does not guarantee any of the government-secured financing. In the past, such financing has included loans and loan guarantees from the U.S. Export-Import Bank and the German KfW Development Bank as well as commercial financing that was guaranteed by the Chinese Government but without foreign government participation.

7. INVENTORIES, NET

(in thousands of U.S. Dollars)

	December 31, 2013	December 31, 2012
Inventories, net, consist of the following:
Merchandise and finish goods inventory, net	$26,096	$20,423
Consignment inventory, net	553	404
Demonstration inventory, net	3,901	1,339
Raw materials	10,151	2,338
Work in process	3,655	2,028
Spare parts, net	2,404	2,400

	$46,760	$28,932

During the year ended December 31, 2013, 2012 and 2011, the Company recognized $845,000, $617,000 and $508,000 in cost of revenues for inventory valuation, which included amortization of demonstration inventory of $527,000, $402,000 and $428,000, respectively, provisions for obsolete or slow-moving inventories of $209,000, $215,000 and $80,000, respectively, and inventory write off of $109,000, nil and nil, respectively .

8. INVESTMENT IN UNCONSOLIDATED AFFILIATE

As of December 31, 2012, investment in unconsolidated affiliate consisted of a 40% equity interest in Suzhou Laishi (“Laishi”), a small manufacturing company in China. In September 2013, after assessing the future business strategy of the group, CML acquired 60% equity interest in Laishi for a total consideration of approximately $1,663,000, which increased its ownership interest to 100%. As a result of its controlling financial interest in Laishi, CML consolidated Laishi, effective from September 2013, the acquisition date. The assets and liabilities of Laishi were recorded at fair value, based on an independent valuation. Both the gain/loss resulting from the distinguishment of the investment and the goodwill resulting from the acquisition of Laishi were inconsequential.

9. PROPERTY AND EQUIPMENT, NET

(in thousands of U.S. Dollars)

	December 31, 2013	December 31, 2012
Property and equipment, net consists of the following:
Buildings	$10,093	$8,741
Plant and machinery	7,475	4,860
Office equipment and furniture	4,344	3,084
Vehicles	933	820
Construction in progress	35	3
Leasehold improvements	769	460

	23,649	17,968
Less: accumulated depreciation and amortization	(8,331)	(6,728)

	$15,318	$11,240

Construction in progress relates to development projects underway in a manufacturing subsidiary in China. There was no capitalized interest recorded in both periods, as the amount would have been immaterial.

Depreciation and amortization expense for property and equipment for the year ended December 31, 2013, 2012 and 2011 were $1,603,000, $1,198,000 and $877,000, respectively.

10. ACQUIRED INTANGIBLE ASSETS, NET

(in thousands of U.S. Dollars)

		As of December 31, 2013			As of December 31, 2012
	Life	Basis	Accumulated Amortization	Net	Basis	Accumulated Amortization	Net

Customer relationships	14.5 years	$39,895	$(1,605)	$38,290	$—	$—	$—
Alma trademark	Indefinite life	24,493	—	24,493	—	—	—
Technology - Core and Surgical	10 years	18,594	(1,085)	17,509	—	—	—
Technology - Quantel	5 years	1,082	(125)	957	—	—	—

Subtotal - Alma intangibles		84,064	(2,815)	81,249	—	—	—
Chindex trademark	Indefinite life	4,457	—	4,457	4,457	—	4,457

Total acquired intangibles		$88,521	$(2,815)	$85,706	$4,457	$—	$4,457

11. PREPAID LAND USE RIGHTS AND OTHER ASSETS

(in thousands of U.S. Dollars)

	December 31, 2013	December 31, 2012

Prepaid land use right	$2,057	$1,458
Less: prepaid land use rights amortization	(273)	(209)

	1,784	1,249
Other assets	4,898	733

	$6,682	$1,982

The prepaid land use rights are being amortized on a straight-line basis over the term of each land use rights, from 48 to 50 years.

12. DEBTS

The Company’s short-term and long-term debt balances are (in thousands of U.S. Dollars):

	December 31, 2013		December 31, 2012
	Short term	Long term	Short term	Long term
Bank of China Limited - Singapore Branch	$80,000	$—	$—	$—
Bank of China Limited - Qingpu Branch			796
Bank of China Limited - Minhang Branch	1,968	—	1,909	—
Bank of Beijing - Shanghai Branch	4,921	—	4,773	—
Wing Lung Bank	3,312	—	—	—
China Merchants Bank - Waigaoqiao Branch	812	—	—	—
Bank of Ningbo - Suzhou Branch	246	402	159	—
Wells Fargo EXIM Line of Credit	266	—	—	—

	$91,525	$402	$7,637	$—

Bank loan

As of December 31, 2013, the Company has a loan from Bank of China for $80 million with an interest rate of 2.44% per annum, and the term of the loan is from November 5, 2013 to April 17, 2014. The Company has a loan from Bank of China for RMB 12 million ($1,968,000) with an interest rate of 6.00% per annum, and the repayment is divided into two equal parts of RMB 6 million each, with one part of the loan having a term from September 23, 2013 to September 22, 2014, and the second part having a term from July 19, 2013 to July 18, 2014. The Company has a loan from Wing Lung Bank for $3.3 million with an interest rate of 1.7% per annum, and the term of the loan is from May 20, 2013 to May 2, 2014. The Company has a loan from Bank of Beijing for RMB 30 million ($4,921,000) with an interest rate of 6.00% per annum, and the term of the loan is from December 23, 2013 to December 23, 2014. The Company has a loan from China Merchants Bank for RMB 4.95 million ($812,000) with an interest rate of 6.72% per annum, and the term of the loan is from October 15, 2013 to April 15, 2014. The Company has a loan from Bank of Ningbo for RMB 2.45 million ($402,000) with an interest rate of 7.20% per annum, and the term of the loan is from July 24, 2013 to June 25, 2015, and the Company also has a loan from Bank of Ningbo for RMB 1.5 million ($246,000) with an interest rate of 6.31% per annum, and the term of the loan is from December 3, 2013 to December 2, 2014.

As of December 31, 2012, the Company has a loan from Bank of China for RMB 12 million ($1,908,000) with an interest rate of 6.00% per annum which is collateralized by the five company buildings, and the repayment is divided into two equal parts of RMB 6 million each, with one part of the loan having a term from August 8, 2012 to August 7, 2013, and the second part having a term from September 24, 2012 to September 25, 2013. The Company has a loan from Bank of China for RMB 5 million ($796,000) with an interest rate of 7.54% per annum, and the term of the loan is from February 17, 2012 to February 15, 2013. The Company has a loan from Bank of Beijing for RMB 30 million ($4,773,000) with an interest rate of 6.00% per annum, and the term of the loan is from December 28, 2012 to December 28, 2013. The Company has a loan from Bank of Ningbo for RMB 1 million ($159,000) with an interest rate of 7.20% per annum, and the term of the loan is from June 23, 2012 to June 12, 2013.

Line of credit

CML has a $4,750,000 credit facility with Wells Fargo Bank. The borrowings under that credit facility bear interest at 1.75% over the one-month London Interbank Offered Rate (LIBOR). As of December 31, 2013, there is $266,000 outstanding loan balance under the facility expiring in June 2014. Balances outstanding under the facility are payable on demand, fully secured and collateralized by China Merchants Bank’s $5 million letter of credit underwritten by Fosun Pharma.

Debt Payments Schedule and Restricted Cash

The following table sets forth the Company’s debt obligations as of December 31, 2013:

(in thousands of U.S. Dollars)

	Total	2014	2015	2016	2017	2018	Thereafter

Bank loan	$91,927	$91,525	$402	$—	$—	$—	$—

Total	$91,927	$91,525	$402	$—	$—	$—	$—

Restricted cash of $6,252,000 and $1,478,000 as of December 31, 2013 and 2012, consists of $2,761,000 and $1,466,000 for collateral for performance bonds issued in connection with the execution of certain contracts for the supply of medical equipment. Such bonds are fully collateralized and are required to be effective for the duration of the product warranty period under the applicable contracts.

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

(in thousands of U.S. Dollars)

	December 31, 2013	December 31, 2012
Accrued expenses:
Accrued expenses- goods received not invoiced	$7,244	$4,680
Accrued compensation	6,682	4,123
Accrued expenses- other	3,312	2,970
Accrued taxes payable other than income tax	676	768
Customer deposits	4,184	2,201
Other current liabilities	6,156	3,376

	$28,254	$18,118

14. DEFERRED REVENUE

(in thousands of U.S. Dollars)

	December 31, 2013		December 31, 2012
	Short term	Long term	Short term	Long term
Deferred revenue, service contract and extended warranty	$3,438	$594	$2,461	$718

The Company provides its customers with the option to purchase the extended warranty on certain equipment that it sells. The amount of deferred revenue depends on whether the warranty sold on a stand-alone basis or whether is sold as part of multiple deliverable arrangements. For stand-alone sales of the extended warranty, the deferred revenue is amortized on the straight line basis over the warranty term. In multiple deliverable arrangements, in which a customer purchases the equipment and extended warranty, the deferred revenue related to the warranty determined based on relative selling prices, and the deferred revenue is amortized on the straight line basis over the warranty term.

15. STOCKHOLDERS’ EQUITY

Ordinary Stock and Stockholders’ Agreement

CML was incorporated as a limited liability company under the Hong Kong Companies Ordinance. The authorized capital is HK$200 million divided into two classes, designated as 10 million “A” ordinary shares of HK$10 each and 10 million “B” ordinary shares of HK$10 each. As of December 31, 2013, 17,150,000 Class A ordinary shares and 7,350,000 Class B ordinary shares have been issued and are outstanding. The Class A shares have been issued to Ample Up Limited, a Hong Kong subsidiary of FosunPharma. The Class B ordinary shares have been issued to Chindex Medical Holdings (BVI) Limited, a subsidiary of Chindex. The rights and power of the shareholders are enumerated in the stockholders’ agreement. The Class A shares and Class B shares have equal voting rights with each share having one vote and equal economic rights in matters of dividend distribution and liquidation.

Statutory Reserve

Under PRC law, the PRC subsidiaries of the Company are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The entities are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC GAAP to the general reserve and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of the entity. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends. As of December 31, 2013 and 2012, the Company’s PRC Subsidiaries had appropriated $2,155,000 and $1,928,000, respectively, in its statutory reserves.

Noncontrolling Interests

As of December 31, 2012, all of the subsidiaries of CML were wholly owned, with the exception of Fuji Dental, which was 90% owned by CML, and Suzhou Qitian (“Qitian”), which was 66.67% owned by CML. In September 2013, CML acquired the remaining 33.33% equity interest in Qitian for a cash consideration of $548,000. Qitian became a wholly owned subsidiary and the acquisition was accounted for as an equity transaction with no gain/loss recognized.

As of December 31, 2013, all of the subsidiaries of CML are wholly owned, with the exception of Fuji Dental which is 90% owned, and with the exception of Sisram which is 36.17% owned.

Stock-Based Compensation

Since CML formation, certain former employees of Chindex became employees of CML and certain employees of Chindex provide services to CML under a services agreement between the companies. Certain of these employees have been awarded equity compensation in the form of stock options or restricted stock grants from Chindex International Inc. These costs are recorded in the Company’s consolidated statement of operations as selling, general and administrative expenses with a corresponding credit to additional paid-in capital. For the years ended December 31, 2013, 2012 and 2011, stock-based compensation charged to CML by Chindex International, Inc. for CML employees was $620,000, $147,000 and $311,000, and for nonemployees was $1,040,000, $821,000 and $913,000, respectively.

16. INCOME TAXES

Income before income taxes for the years ended December 31, 2013, 2012 and 2011 was composed of the following (in thousands of U.S. Dollars):

	December 31, 2013	December 31, 2012	December 31, 2011
People’s Republic of China (PRC)	$4,440	$6,712	$2,088
Non-PRC	(2,742)	(3,094)	2,859

Total	1,698	3,618	4,947

For the years ended December 31, 2013, 2012 and 2011, the provision for income taxes consists of the following (in thousands of U.S. Dollars):

	December 31, 2013	December 31, 2012	December 31, 2011
Current:
PRC	$1,223	$1,632	$1,157
Non-PRC	1,791	87	348

Total current	3,014	1,719	1,505

Deferred:
PRC	(207)	(1,284)	78
Non-PRC	(1,576)	144	11

Total deferred	(1,783)	(1,140)	89

Total provision	$1,231	$579	$1,594

For the years ended December 31, 2013, 2012 and 2011, the provision for income taxes differs from the amount computed by applying the PRC statutory income tax rate to the Company’s income from operations before income taxes as follows:

	December 31, 2013	December 31, 2012	December 31, 2011
Income tax expense at the China statutory rate	25.0%	25.0%	25.0%
Foreign rate differentials	23.9%	15.1%	(9.9)%
Change in valuation allowance	36.0%	-37.3%	8.7%
Other permanent differences	-12.4%	13.2%	8.4%

	72.5%	16.0%	32.2%

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of the Company’s assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows as of December 31, 2013 and 2012 (in thousands of U.S. Dollars):

	December 31, 2013	December 31, 2012
Deferred tax assets, net:
Allowance for doubtful accounts	$1,186	$316
Inventory	1,005	827
Accrued expenses	1,280	715
R&D expenses	1,019	—
Net operating loss carryforwards	2,289	321
Other	(149)	37

	6,630	2,216
Valuation allowance	(1,088)	(451)

Deferred tax assets, net of valuation allowance	$5,542	$1,765

Deferred tax liabilities:
Depreciation and amortization	(16,331)	(808)

Total deferred tax liabilities	$(16,331)	$(808)

The Company has losses from China of which approximately $1.6 million will expire between 2014 and 2018.

Management assessed the realization of its deferred tax assets throughout each of the quarters of the year ended December 31, 2013. Management records a valuation allowance when it determines based on available positive and negative evidence, that it is more likely than not that some portion or all of its deferred tax assets will not be realized. The valuation allowance as of December 31, 2013, 2012 and 2011 was $1,088,000, $451,000 and $1,855,000, respectively.

The new PRC Corporate Income Tax Law published in 2007 imposes a 10% withholding income tax, subject to reduction based on tax treaty where applicable, for dividends distributed by a foreign invested enterprise to its immediate holding company outside China. Such dividends were exempted from PRC tax under the previous income tax law and regulations. The foreign invested enterprise will be subject to the withholding tax starting from January 1, 2008.

As of December 31, 2013, the Group intended to reinvest permanently the retained earnings of its PRC subsidiaries. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

The Company’s tax expense reflects the impact of varying tax rates in the different jurisdictions in which it operates. It also includes changes to the valuation allowance as a result of management’s judgments and estimates concerning projections of domestic and foreign profitability and the extent of the utilization of net operating loss carry forwards. As a result, we have experienced significant fluctuations in our world-wide effective tax rate. Changes in the estimated level of annual pre-tax income, changes in tax laws particularly related to the utilization of net operating losses in various jurisdictions, and changes resulting from tax audits can all affect the overall effective income tax rate which, in turn, impacts the overall level of income tax expense and net income.

For the foreign jurisdictions, the Company is no longer subject to local examinations by the tax authorities for years prior to 2008.

As of December 31, 2013, the Company had no unrecognized tax benefits, nor did it have any that would have an effect on the effective tax rate. The Company’s policy is that it would recognize interest and penalties accrued on any unrecognized tax benefits as a component of provision for income taxes. As of December 31, 2013, the Company had no accrued interest or penalties related to uncertain tax positions.

17. COMMITMENTS AND CONTINGENCIES

Leases

CML and its subsidiaries lease office space and space for distribution and manufacturing operations under operating leases. Future minimum payments under these noncancelable operating leases as of December 31, 2013, consist of the following (in thousands of U.S. Dollars):

Year ending December 31:
2014	$3,111
2015	2,937
2016	2,099
2017	1,230
2018	514
Thereafter	1,764

Net minimum rental commitments	$11,655

Rental expense was approximately $2,832,000, $1,752,000 and $1,779,000 for the year ended December 31, 2013, 2012 and 2011.

Legal Proceedings

1)

In May 2012, Alma Inc., a wholly owned subsidiary of Alma incorporated in the United States (the “US”), was named as a defendant in an action filed by Physicians Healthsource, Inc. alleging violations of the Telephone Consumer Protection Act (“TCPA”) and a claim for conversion. The claims are based on allegations that Alma Inc. sent or caused to be sent certain unauthorized advertising faxes. The plaintiff has requested that the matter be certified as a class action. In June 2012, Alma Inc. filed a motion to dismiss the plaintiffs’ claims on the basis that the faxes at issue are not advertisements under the TCPA. In response to the motion, the named plaintiff voluntarily withdrew its conversion claim. In September 2012, the Court denied the Company’s motion to dismiss the remaining TCPA claim, and the parties are currently proceeding in engaged in expert discovery. The Court has not set a date for a class certification hearing or for trail. The TCPA provides for a potential liability per violation, which can be tripled if the conduct is found to be willful.

2)	On April 2013, a vendor in the US filed an action claim against Alma and its regional sales director in the US, for lost revenues as a result of alleged defamation and interference with the vendor. The Company believes the claim is without merit. Nevertheless, the Company is attempting to resolve the matter in settlement with this vendor but if not will defend vigorously against the claim.

3)	On November 20, 2013, Syneron Medical Ltd. (“Syneron”) filed a lawsuit against Alma that Alma’s use of the term “vShape” to describe a treatment performed by using Alma equipment infringed trademark rights asserted by Syneron. On December 6, 2013, Alma denied action infringed any rights held by Syneron.

While the Company intends to defend itself vigorously from the claims made in the aforementioned disputes, it is unable to predict the outcome of these legal proceedings. Any potential loss as a result of these legal proceedings cannot be reasonably estimated. As a result, the Company has not recorded a loss contingency for any of the aforementioned claims.

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted ASC 820-10, which defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. It clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require us to develop our own assumptions. This hierarchy requires us to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The valuations of the investment securities are obtained from a financial institution that trades in similar securities.

There were no financial instruments carried at fair value on a recurring basis as of December 31, 2013. The following table presents the balances of investment securities as of December 31, 2012 measured at fair value on a recurring basis by level (in thousands of U.S. Dollars):

As of December 31, 2012:
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
U.S. Government Sponsored Enterprises	$2,162	$—	$2,162	$—

Total	$2,162	$—	$2,162	$—

19. CONCENTRATIONS OF RISKS

Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivables. Substantially all of the Company’s cash and cash equivalents and restricted cash of $42.9 million at December 31, 2013 were held by ten Chinese banks and three international banks. Of $42.9 million, $38.6 million was held by thirteen Chinese banks, including China Merchants Bank and Bank of China, and $4.3 million was held by six international banks, including Commerzbank of Germany and Wells Fargo bank of the U.S.

Supplier Risk

Supplier relationships which potentially subject the Company to concentrations of supplier risk consist primarily of relationships where supply of raw materials may be in short supply or controlled by a limited number of channels, pricing for commodity products subject to market fluctuations or technologies critical to the Company’s business are substantially controlled by one supplier with whom the Company has an exclusive, or restrictive, distribution rights. The Company has one significant supplier, Siemens, which accounted for 14% of total product cost of goods sold.

Currency Convertibility Risk

Some of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Foreign Currency Exchange Rate Risk

The functional currency of certain entities of the Company is RMB, and the reporting currency is USD. Since July 21, 2005, RMB has been permitted by the PRC government to fluctuate within a managed band against a basket of certain foreign currencies. During the year ended December 31, 2013, the RMB appreciated approximately 3% against the USD. Any significant revaluation of RMB may materially and adversely affect the cash flows, operating results and financial position of the Company.

20. RELATED PARTY TRANSACTIONS

CML is owned by two investors, FosunPharma and Chindex. CML uses certain resources available from its two owners, as detailed below.

Trademrk License

Upson its formation on December 31, 2010, the Company was granted the right to use the “Chindex” name which is utilized in the name of the joint venture, together with related trademarks. The brand name and trademarks are owned by Chindex, which has granted a perpetual license to the Company to use the brand name and trademark. The trademark license was recognized as an intangible asset upon the formation of the Company and has been recognized at its estimated fair value of $4,457,000. The license does not require the payment of a royalty fee unless Chindex’s interest in the Company is reduced below 30%. Since the license is non-exclusive and terminates only upon (1) bankruptcy of the Company; (2) violation of the terms of the license agreement; (3) breach of the minority rights provisions in the Joint Venture Governance and Shareholders Agreement (the “Shareholders Agreement”); or (4) the liquidation or dissolution of the Company, the Company believes that the license would be viewed as a perpetual license as the Company does not have the unilateral ability to terminate the license. Thus, the intangible asset has an indefinite life for accounting purposes, and, accordingly, will not be amortized but will be subject to periodic reviews for potential impairment.

Services Agreement

CML and Chindex entered into a services agreement, effective on January 1, 2011. Under the services agreement, Chindex provides advisory and support services as requested by CML. The services include management and administrative support services for marketing, sales and order fulfillment activities conducted in the United States and China, order processing and exporting of goods sold to customers in China, assistance with respect to the marketing of products sold in China by CML, analysis of sales opportunities and other assistance including services such as payroll, database administration, internal auditing, accounting and finance that will assist CML in carrying out its activities in the United States and China. In 2013, 2012 and 2011, the service expenses charged by Chindex to CML were $3,385,000, $3,463,000 and $3,451,000, respectively. Trade payables under certain distribution agreements are guaranteed by Chindex.

Lease Agreements

CML leases office space in Beijing from a real estate company affiliated with FosunPharma. In 2013, 2012 and 2011, rent expense for this building was $700,000, $835,000 and $579,000, respectively.

Long-term Notes Payable

Sisram has interest-free long-term notes payable with a total amount of $88 million in carrying amount (nominal amount of $94.4 million, interest free) and a term from May 2013 to April 2018. Of the $88 million, $44 million (nominal amount of $44.4 million, interest free) is payable to Ample Up, and $44 (nominal amount of $50.0 million, interest free) million is payable to Pramerica Fosun Fund, a shareholder of Sisram.

Guarantee by FosunPharma

FosunPharma provided guarantee on a $80 million loan to Sisram Medical Ltd., to facilitate the acquisition of Alma Lasers Ltd.

Transactions with Affiliates and Balances to/from Affiliates

Transactions with affiliated companies outside CML in 2013, 2012 and 2011 were as follows:

(in thousands of U.S. Dollars)

	December 31, 2013	December 31, 2012	December 31, 2011
Sales to affiliates
FosunPharma - Laishi	$736	$1,217	$521
Chindex	306	357	1,826

Total	$1,042	$1,574	$2,347

Purchases from affiliates
FosunPharma - Laishi	$2,198	$771	$3,420
Chindex	3,385	3,463	3,451

	$5,583	$4,234	$6,871

Balances with affiliated companies as of December 31, 2013 and 2012 were as follows:

(in thousands of U.S. Dollars)

	December 31, 2013	December 31, 2012	December 31, 2011
Receivables from affiliates
FosunPharma	$3	$3	$3
Chindex	1,971	1,383	2,893

Total	$1,974	$1,386	$2,896

Payable to affiliates
FosunPharma	$—	$—	$6,168
Chindex	2,967	2,164	10,974

	$2,967	$2,164	$17,142

21. EMPLOYEE BENEFIT PLANS

The full-time employees of the Company’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, pension benefits and unemployment insurance, which are governmental mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan were $2,825,000, $2,801,000, and $2,718,000 respectively, for the years ended December 31, 2013, 2012, and 2011.

For Israeli employees, the Company contributes 5% of employee wages to an insurance company to be held for investment.

The Company maintains a defined contribution 401(k) Plan covering certain eligible U.S. employees. Contributions to the plan by the Company are equal to 100% of the first 4% of employee contributions.

For employees of the Germany based subsidiary, the Company contributes 9.45% of employee wages to an insurance company to be held for investment.

22. SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 14, 2014, which was also the date that the financial statements were available to be issued.

Merger Agreement of CML’s Shareholders

On February 17, 2014, CML’s shareholders, FosunPharma and Chindex, together with the private equity investment firm TPG, announced a Merger Agreement. Under the terms of the Merger Agreement, FosunPharma and TPG would acquire 48.65% and 48.16% respectively of the outstanding shares of Chindex with Roberta Lipson, CEO of Chindex and a management group holding the remaining 3.19%. The transaction will result in Chindex becoming a private company. The Agreement provides for Chindex to entertain alternative acquisition proposals through April 3, 2014.

Completion of the transaction is subject to certain conditions, among others, the approval by the stockholders of both FosunPharma and Chindex, the approval under Chinese antitrust laws and customary other closing conditions. Assuming the satisfaction of conditions, the transaction is expected to close in the second half of the 2014 calendar year. However, there can be no guarantees the transaction will close.

Assuming the merger transaction announced on February 17, 2014 is completed, following that transaction FosunPharma has announced an agreement to acquire the remaining 30% equity interest in CML from Chindex for a purchase price not to exceed $45 million. The terms of the Merger Agreement or the plan of FosunPharma to acquire the final 30% of CML did not impact the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2013.